UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. One )*


                                 FFW CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  30242 L 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Nicholas M. George
                            1205 N. Cass St. P.O. 419
                       Wabash, IN 46992 (219) 563-185
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                  APRIL 1, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent therto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commision. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containg information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

================================================================================
CUSIP NO.     30242L108
================================================================================

1        NAME OF REPORTING PERSON
                S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

         Nicholas M. George
         313 - 46 - 0576
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                              (b)  [   ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS
             PF, BK
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)         [    ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP  OR  PLACE OF ORIGINATION
             USA
- --------------------------------------------------------------------------------
  NUMBER OF       |         7           SOLE VOTING POWER
                  |                          31,624*
   SHARES         |      -------------------------------------------------------
                  |
 BENEFICIALLY     |         8           SHARED VOTING POWER
                  |                          20,295*
  OWNED BY        |      -------------------------------------------------------
                  |
    EACH          |         9           SOLE DISPOSITIVE POWER
                  |                          25,725*
  REPORTING       |      -------------------------------------------------------
                  |
   PERSON         |        10           SHARED DISPOSITIVE POWER
                  |                          20,295*
    WITH          |
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             51,919
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES [X]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.0%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
             IN
================================================================================
* SEE ITEM 5

                                  SCHEDULE 13D

================================================================================
CUSIP NO.     30242L108
================================================================================

1        NAME OF REPORTING PERSON
                S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

         Lee Ann George
         351 - 84 - 6252
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                              (b)  [   ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS
             PF, BK
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)         [    ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP  OR  PLACE OF ORIGINATION
             USA
- --------------------------------------------------------------------------------
  NUMBER OF       |         7           SOLE VOTING POWER
                  |                          1,999
   SHARES         |      -------------------------------------------------------
                  |
 BENEFICIALLY     |         8           SHARED VOTING POWER
                  |                          19,295
  OWNED BY        |      -------------------------------------------------------
                  |
    EACH          |         9           SOLE DISPOSITIVE POWER
                  |                          1,999
  REPORTING       |      -------------------------------------------------------
                  |
   PERSON         |        10           SHARED DISPOSITIVE POWER
                  |                          19,295
    WITH          |
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,294
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES [X]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.0%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
             IN
================================================================================

                                  SCHEDULE 13D

              AMENDMENT ONE TO ORIGINAL SCHEDULE 13D FILED 9/14/94

Item 1 Security and Issuer

         The class of equity  securities to which this  Amendment No. One to the
Schedule 13D relates is the Common Stock, $.01 par value per share (the "Common Stock") of FFW Corporation ("FFW" or the "Company"), a savings and loan holding company organized under the Delaware corporation laws with its principal office located at 1205 N Cass Street, Wabash, IN 46992. This Amendment No. One to the
Schedule 13D is being filed in light of the Company's repurchase of shares which reduced the number of shares outstanding; a change in the Company's Management Recognition Plan ("MRP"); the vesting of Stock Options under the Company's Stock Option Plan; and the allocation of shares by the Company's ESOP Plan; which caused the reporting persons to increase by more than one percent since the initial Schedule 13D was filed in September 1994.

Item 2 Identity and Background

         The names and addresses of the persons filing this Amendment No. One to the Schedule 13D are Nicholas M. George, 1205 N Cass Street, Wabash, IN 46992 (business) and Lee Ann George, wife of Nicholas M. George, 4185 S. 550 W., Wabash, IN 46992 (residence). Nicholas M. George is President and Chief Executive Officer of the Company and its wholly-owned subsidiaries, First Federal Saving Bank (First Federal) and FirstFed Financial of Wabash, Inc. (FirstFed) at the address stated above. Mrs. George is a school teacher in the Wabash Metropolitan School District.

         During the last five years, neither Nicholas M. George or Lee Ann George has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Both Nicholas M. George and Lee Ann George are citizens of the United States of America.

Item 3 Source and Amount of Funds or Other Considerations

         On April 1, 1993, Nicholas M. and Lee Ann George acquired 19,295 shares of Common Stock of FFW Corp in its initial offering at $10.00 per share for a total purchase price of $192,950. Said shares were purchased with a combination of personal funds and a bank loan which was made in the ordinary course of business. On the same date, Nicholas M. and his son, David L. George, acquired an additional 1,000 shares at $10.00 per share for a total purchase price of $10,000. Such shares were purchased with personal funds. In addition, Nicholas
M. George purchased 1,999 shares with funds from an Individual Retirement Account at $10.00 per share for a total purchase price of $19,990.

         On April 1, 1993, Nicholas M. George received an award of 10,511 shares of restricted stock and an award of an option to purchase 21,125 shares at $10.00 per share. Such grants were made pursuant to the Management Recognition Plan ("MRP) and 1993 Stock Option and Incentive Plan ("Stock Option Plan") and were made subject to ratification by shareholders of FFW at its Annual Meeting of October 26, 1993. The grant of restricted stock is subject to forfeiture if Nicholas M. George fails to remain in the continuous service of FFW, or one of its subsidiaries, as a director, officer or employee for a stipulated period. The restricted period lapse as to one-fourth of the initial award on April 1, 1994 and one-fourth of the initial award each year thereafter until April 1, 1997. During the restricted period, Mr. George has voting but no dispositive powers with respect to such shares. Options granted to Mr. George vest at the rate of 25% of the initial award per year. As a result, options to purchase 15,843 shares are currently exercisable and included in shares beneficially owned by Mr. George.

         An additional 3,271 shares were allocated to the account of Nicholas M. George by the Trustee of First Federal's Employee Stock Ownership Plan (ESOP). Of the allocations made to date by the Trustee, the information relative to the shares attributable to Nicholas M. George's account is as follows:

Date of Allocation        No. Of Shares         Price/Share           Total Purchase Price
- ------------------        -------------         -----------           --------------------
   7/1/93                     497.1184            $10.00                   $4,971.18
   7/1/94                   1,386.0250            $10.00                  $13,860.25
   7/1/95                   1,387.7147            $10.00                  $13,877.15

Pursuant to the terms of the ESOP trust, no in service withdraws from the ESOP are permitted.

         Lee Ann George acquired 1,999 shares in FFW's initial offering at $10.00 per share for a total purchase price of $19,990. Said purchase was made with funds from an Individual Retirement Account.

Item 4 Purpose of Transaction

         All of the shares purchased by Nicholas M. George and Lee Ann George were acquired for investment. Both Nicholas M. George and Lee Ann George may, from time to time, depending upon market conditions, and other investment considerations, purchase additional shares of FFW Common Stock or dispose of shares of the same. As President and Chief Executive Officer of FFW Corp and First Federal, Nicholas M. George regularly explores potential actions and transactions which may be advantageous to FFW, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of FFW.

         Except for Mr. George's previously noted activities on behalf of FFW, Nicholas M. George and Lee Ann George have no plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of FFW, or the disposition of securities of FFW;

         (b) an  extraordinary   corporate   transaction,   such  as  a  merger,
             reorganization   or  liquidation   involving  FFW  or  any  of  its
             subsidiaries;

         (c) a sale or transfer of material amount of assets of FFW or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of FFW including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of FFW;

         (f) any other material change in FFW's business or corporate structure;

         (g) change in FFW's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of FFW by any persons;

         (h) causing a class of securities of FFW to be deleted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a  class  of  equity   securities  of  FFW  becoming   eligible  to
             termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and

         (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

         Nicholas M. George owns beneficially an aggregate of 51,919 shares of FFW Corp Common Stock constituting 7.0 percent of the number of shares of such Common Stock outstanding on the date hereof. Such amount may be itemized as follows:

         (a) Sole voting and investment power:

             (i) 1,999 shares held by Winkco as custodian for the benefit of Nicholas M. George, IRA as to which Nicholas M. George has the right to direct both the investment and voting.

             (ii) 7,883 shares of common stock held directly by Nicholas M. George.

             (iii) In addition to the shares  described  above,  Mr.  George has
                   15,843 shares subject to options which are currently exercisable. This amount excludes options to purchase 5,282 shares of Common Stock subject to options, which were not exercisable within 60 days.

         (b) Sole voting and no investment power:

             (i) 2,628 shares of common stock awarded to Mr. George under the MRP which shares are subject to restrictions on disposition during the restricted period.

             (ii) 3,271 shares of common stock allocated to Mr. George's account under the ESOP. Pursuant to the terms of the ESOP, Mr. George may instruct the Trustee as to the voting of shares allocated to his account under the ESOP.

         (c) Shared voting and investment power:

             (i) 19,295 shares held jointly between Nicholas M. George and his wife Lee Ann George.

             (ii) 1,000 shares held jointly by David L. George and Nicholas M. George. Decisions regarding voting and disposition of jointly held shares are made by both individuals.

         Mr. George may be deemed to beneficially own shares owned by his wife; however, Mr. George expressly disclaims beneficial ownership of shares held by Mrs. George except for shares they own jointly.

         Mrs. George owns beneficially an aggregate of 21,294 shares of Common Stock constituting 3.0% of the Company's outstanding shares. Such amount represents:

         (a) shared voting and investment power -- 19,295 shares held jointly with Nicholas M. George; and

         (b) sole voting and dispositive -- 1,999 shares held by Winkco as Custodian for the benefit of Lee Ann George, IRA as to which Lee Ann George has the right to direct both the voting and the investment.

         Mrs. George may be deemed to beneficially own shares held by her husband; however, Mrs. George expressly disclaims beneficial ownership of all shares held by Nicholas M. George, other than the 19,295 shares held jointly.

         Neither Mr. nor Mrs. George has effected any transactions in the common stock in the last 60 days.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as indicated herein with respect to shares held jointly by Nicholas M. and David L. George, and shares held in Mr. George's account under the ESOP there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. & Mrs. George and any other person (other than David L. George) with respect to any securities of FFW, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, divisions of profit or loss, or the giving or withholding of proxies. As of the date hereof, none of FFW's Common Stock beneficially owned by Mr. & Mrs. George is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7 Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.







                                                     \S\ Nicholas M. George
                                                     ---------------------------
                                                     Nicholas M. George

                                                     Date: June 27, 1996


                                                     \S\ Lee Ann George
                                                     ---------------------------
                                                     Lee Ann George

                                                     Date: June 27, 1996

                                    EXHIBIT A

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including further amendments thereto) and further agree that this joint filing agreement be included as an exhibit to such joint filings.


         IN WITNESS WHEREOF, the undersigned hereby execute this joint filing agreement this 27th day of June, 1996.





                                                     \S\ Nicholas M. George
                                                     ---------------------------
                                                     Nicholas M. George


                                                     \S\ Lee Ann George
                                                     ---------------------------
                                                     Lee Ann George